Exhibit 99.1

NEWS RELEASE

Fortuna extends Kingfisher deposit with drill intersect of 4.1 g/t Au over 15.3 meters at the Séguéla Mine, Côte d’Ivoire

Vancouver, December 16, 2024: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) is pleased to provide an update on its exploration program at the Séguéla Mine in Côte d’Ivoire.

Paul Weedon, Senior Vice President, Exploration, commented, “The prospectivity of Kingfisher is underscored by the recent intersections of 15.3 meters averaging 4.1 g/t Au and 17 meters averaging 3.3 g/t Au; approximately 150 meters further along strike of the recently reported maiden Inferred Resource of 294,000 ounces averaging 2.3 g/t Au1.” Mr. Weedon added, “At the Sunbird deposit, mineralization has been successfully drill defined approximately 650 meters further along strike from the limits of the existing underground resource and remains open.”

Drilling highlights include:

Kingfisher deposit

SGRD2133:	3.7 g/t Au 3.3 g/t Au 26.9 g/t Au 3.6 g/t Au 11.8 g/t Au

over an estimated true width of 2.6 meters from 167 meters, and over an estimated true width of 17.0 meters from 175 meters, including over an estimated true width of 0.9 meters from 186 meters, and over an estimated true width of 4.3 meters from 202 meters, including over an estimated true width of 0.9 meters from 202 meters

SGRD2136:	4.1 g/t Au 18.9 g/t Au 19.7 g/t Au	over an estimated true width of 15.3 meters from 127 meters, including over an estimated true width of 0.9 meters from 131 meters, and over an estimated true width of 0.9 meters from 138 meters
SGRD2124:	3.3 g/t Au 31.6 g/t Au	over an estimated true width of 13.6 meters from 229 meters, including over an estimated true width of 0.9 meters from 244 meters

Sunbird deposit

SGRD2091:	7.2 g/t Au 21.4 g/t Au 13.4 g/t Au	over an estimated true width of 13.3 meters from 409 meters, including over an estimated true width of 0.7 meters from 410 meters and over an estimated true width of 2.1 meters from 418 meters
SGRD2092:	4.0 g/t Au 18.1 g/t Au 10.3 g/t Au 11.0 g/t Au

over an estimated true width of 17.5 meters from 314 meters, including over an estimated true width of 1.4 meters from 316 meters, and over an estimated true width of 0.7 meters from 335 meters, and over an estimated true width of 0.7 meters from 337 meters

SGRD2099:	20.4 g/t Au 390.8 g/t Au 156.8 g/t Au 18.0 g/t Au

over an estimated true width of 19.6 meters from 397 meters, including over an estimated true width of 0.7 meters from 402 meters, and over an estimated true width of 0.7 meters from 422 meters, and over an estimated true width of 2.8 meters from 431 meters

Note:

1.    Refer to Fortuna news release dated December 10, 2024: “Fortuna updates Mineral Reserves and Mineral Resources for the Séguéla Mine, Côte d’Ivoire”

Kingfisher deposit

A further 58 holes totaling 11,103 meters were completed at the Kingfisher deposit since early September 2024 (refer to Figure 1), of which 16 holes totaling 3,286 meters were drilled subsequent to the maiden Inferred Resource data cut-off date (refer to Fortuna news release dated December 10, 2024). Kingfisher remains open at depth for most of the drilled 2-kilometer strike, with the deepest drilling only testing to approximately 250 meters below surface (refer to Figure 2).

Mineralization at Kingfisher demonstrates a clear association with the strongly deformed contact zone between a series of felsic intrusives, quartz veining, and host basaltic units. The change in strike orientation along the structure from north-south to north-east coincides with the higher grade, broader mineralization intervals. Mineralization is characterized by silica-biotite-sericite-carbonate alteration and pyrite development within and adjacent to the quartz veining.

Two drill rigs will continue working into the second quarter of 2025 to support resource infill drilling for resource conversion as well as drilling for depth and strike extensions.

Figure 1: Séguéla Mine deposit locations

Felsic Volcanics
Volcaniclastics
Basalt-Gabbro-Dolerite
Eastern Andesites
Eastern Schists
Granite
Deposit
Priority prospect
Target
P3
8km
BARANA
BADIOR
5km
GABBRO NORTH
P17
P21
PORPHYRY
AGOUTI
PROCESSING PLANT
KOULA
BOUTI
ANTENNA
BOULDER
KESTREL
WINY
SUNBIRD
KINGFISHER
P1
ANCIEN
N
0
2.5
5km
Fortuna Mining
FOLLY
Date: December, 2024

Figure 2: Kingfisher deposit long-section - looking west

Sunbird deposit

At Sunbird, results from a further 24 holes, totaling 9,065 meters of a planned 12,000-meter drilling program have been received, with several high grades returned including 20.4 g/t Au over an estimated true width of 19.6 meters from 397 meters in drill hole SGRD2099 (refer to Figure 3).

The program is designed to infill and extend the current mineralized footprint as part of a program to evaluate underground mining potential, with mineralization remaining open more than 600 meters below surface, or more than 800 meters down plunge from the margin of the planned open pit. The most recent drill hole which stepped out 150 meters to the south of the reported drilling and for which assays are pending, reported more than 15 points of visible gold (VG) associated with extensive alteration and quartz veining over an interval of 28 meters.

Drilling will continue into the first half of 2025 to support an updated resource model and underground mining studies.

Figure 3: Sunbird deposit long section - looking west

Refer to Appendix 1 for full details of the drill holes and assay results for this drill program at the Séguéla Mine.

Quality Assurance & Quality Control (QA - QC)

All drilling data completed by the Company utilized the following procedures and methodologies. All drilling was carried out under the supervision of the Company’s personnel.

All reverse circulation (RC) drilling used a 5.25-inch face sampling pneumatic hammer with samples collected into 60-liter plastic bags. Samples were kept dry by maintaining enough air pressure to exclude groundwater inflow. If water ingress exceeded the air pressure, RC drilling was stopped, and drilling converted to diamond core tails. Once collected, RC samples were riffle split through a three-tier splitter to yield a 12.5 percent representative sample for submission to the analytical laboratory. The residual 87.5 percent samples were stored at the drill site until assay results were received and validated. Coarse reject samples for all mineralized samples corresponding to significant intervals are retained and stored on-site at the Company-controlled core yard.

All diamond drilling (DD) drill holes started with HQ sized diameter, before reducing to NQ diameter diamond drill bits on intersecting fresh rock. The core was logged, marked up for sampling using standard lengths of one meter or to a geological boundary. Samples were then cut into equal halves using a diamond saw. One half of the core was left in the original core box and stored in a secure location at the Company core yard at the project site. The other half was sampled, catalogued, and placed into sealed bags and securely stored at the site until shipment.

All RC and DD samples were transported to ALS’s preparation laboratory in Yamoussoukro, Côte d’Ivoire before also being transported via commercial courier, to ALS’s facility in Ouagadougou, Burkina Faso. Routine gold analysis using a 50-gram charge and fire assay with an atomic absorption finish was completed for all samples. Quality control procedures included the systematic insertion of blanks, duplicates and sample standards into the sample stream. In addition, the ALS laboratory inserted its own quality control samples.

Qualified Person

Paul Weedon, Senior Vice President, Exploration for Fortuna Mining Corp., is a Qualified Person as defined by National Instrument 43-101 being a member of the Australian Institute of Geoscientists (Membership #6001). Mr. Weedon has reviewed and approved the scientific and technical information contained in this news release. Mr. Weedon has verified the data disclosed, including the sampling, analytical and test data underlying the information or opinions contained herein by reviewing geochemical and geological databases and reviewing diamond drill core. There were no limitations to the verification process.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with five operating mines in Argentina, Burkina Faso, Côte d'Ivoire, Mexico, and Peru, as well as the preliminary economic assessment stage Diamba Sud Gold Project located in Senegal. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements about further extension potential at the Kingfisher deposit; statements that the Sunbird deposit continues to support underground mining potential; the Company’s expectations regarding drilling in the first half of 2025 to support an updated resource model and underground mining studies at the Sunbird deposit; mineral reserve and mineral resource estimates; expectations regarding additional drilling and exploration programs planned; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations. Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for gold, silver, and other metals; the timing and success of the Company’s proposed exploration programs; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; fluctuations in prices for energy, labor, materials, supplies and services; fluctuations in currencies; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form for the financial year ended December 31, 2023. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the results from the exploration programs conducted at the Company’s mineral properties including the Diamba Sud Gold Project; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s information derived from its exploration programs at the Company’s mineral properties; current mineral resource and reserve estimates; the presence and continuity of mineralization at the Company’s properties; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves. Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

Appendix 1: Séguéla Mine drill program details of the drill holes and assay results for the Kingfisher and Sunbird deposits

Kingfisher deposit

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[3] (m)	Au (ppm)	Hole Type[4]	Area
SGRD2075	743562	891494	403	129	90	-60	57	59	2	1.7	3.2	RCD	Kingfisher
							77	85	8	6.8	0.7	RCD	Kingfisher
							97	98	1	0.9	6.1	RCD	Kingfisher
SGRD2077	743550	891652	416	165	90	-60	131	146	15	12.8	2.7	RCD	Kingfisher
						incl	131	132	1	0.9	28.1	RCD	Kingfisher
SGRD2078	743559	891601	416	145.6	90	-60	91	94	3	2.6	2.2	RCD	Kingfisher
							99	106	7	6.0	0.9	RCD	Kingfisher
SGRD2079	743579	891692	420	159	90	-60	NSI					RCD	Kingfisher
SGRD2080	743607	892501	420	219	90	-60	190	198	8	6.8	0.8	RCD	Kingfisher
SGRC2100	743648	891154	396	50	90	-60	NSI					RC	Kingfisher
SGRC2101	743619	891150	398	91	90	-60	NSI					RC	Kingfisher
SGRC2102	743615	891252	400	40	90	-60	NSI					RC	Kingfisher
SGRD2103	743528	891200	402	180	90	-60	139	143	4	3.4	1.3	RCD	Kingfisher
SGRD2104	743557	891199	401	123.3	90	-60	NSI					RCD	Kingfisher
SGRD2105	743532	891447	404	168.1	90	-60	105	117	12	10.2	0.8	RCD	Kingfisher
SGRD2106	743564	891445	403	147.3	90	-60	90	98	8	6.8	0.7	RCD	Kingfisher
SGRD2107	743538	891338	405	171	90	-60	NSI					RCD	Kingfisher
SGRD2108	743531	891400	405	198	90	-60	106	109	3	2.6	4.4	RCD	Kingfisher
SGRD2109	743545	892151	429	210.2	90	-60	153	162	9	7.7	1.1	RCD	Kingfisher
							169	170	1	0.9	5.3	RCD	Kingfisher
SGRD2110	743543	892200	424	200.2	90	-60	152	163	11	9.4	1.4	RCD	Kingfisher
							172	174	2	1.7	2.6	RCD	Kingfisher
SGRD2111	743495	892198	436	243.3	90	-60	NSI					RCD	Kingfisher
SGRD2112	743593	892196	414	162.2	90	-60	96	110	14	11.9	1.0	RCD	Kingfisher
							120	134	14	11.9	0.9	RCD	Kingfisher
SGRD2113	743572	892047	447	243	90	-60	126	149	23	19.6	1.0	RCD	Kingfisher
SGRD2114	743569	892350	418	198.2	90	-60	155	164	9	7.7	3.1	RCD	Kingfisher
SGRD2115	743569	892299	425	260	90	-60	142	153	11	9.4	0.6	RCD	Kingfisher
SGRD2116	743576	892250	418	250	90	-60	125	131	6	5.1	1.8	RCD	Kingfisher
							149	160	11	9.4	1.1	RCD	Kingfisher
SGRD2117	743552	892090	445	260	90	-60	NSI					RCD	Kingfisher
SGRD2118	743507	892150	438	290	90	-60	62	66	4	3.4	1.3	RCD	Kingfisher
SGRD2119	743542	892500	436	300	90	-60	NSI					RCD	Kingfisher
SGRD2120	743712	892857	417	228	90	-60	183	188	5	4.3	3.2	RCD	Kingfisher
							194	208	14	11.9	1.1	RCD	Kingfisher
SGRD2121	743600	892394	417	216.3	90	-60	NSI					RCD	Kingfisher
SGRD2122	743464	892453	457	348.3	90	-60	316	320	4	3.4	2.2	RCD	Kingfisher
SGRD2123	743550	892449	432	250	90	-60	193	195	2	1.7	6.4	RCD	Kingfisher
							204	214	10	8.5	1.0	RCD	Kingfisher
SGRD2124	743632	892649	434	280	90	-60	171	172	1	0.9	9.6	RCD	Kingfisher
							188	191	3	2.6	2.4	RCD	Kingfisher

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[3] (m)	Au (ppm)	Hole Type[4]	Area
							203	206	3	2.6	2.3	RCD	Kingfisher
							229	245	16	13.6	3.3	RCD	Kingfisher
						incl	244	245	1	0.9	31.6	RCD	Kingfisher
SGRD2125	743578	892650	444	320.4	90	-60	NSI					RCD	Kingfisher
SGRD2126	743587	892700	446	310	90	-60	271	280	9	7.7	0.9	RCD	Kingfisher
							285	291	6	5.1	2.1	RCD	Kingfisher
SGRD2127	743516	892700	459	400	90	-60	NSI					RCD	Kingfisher
SGRD2128	743615	892545	426	293	90	-60	211	216	5	4.3	2.2	RCD	Kingfisher
SGRC2129	743619	892746	439	97	90	-60	Not Sampled					RC	Kingfisher
SGRD2130	743669	892746	430	264.1	90	-60	149	151	2	1.7	3.0	RCD	Kingfisher
							194	208	14	11.9	1.9	RCD	Kingfisher
							212	218	6	5.1	3.5	RCD	Kingfisher
						incl	221	222	1	0.9	28.0	RCD	Kingfisher
							259	261	2	1.7	4.0	RCD	Kingfisher
SGRD2131	743746	892908	428	199.6	90	-60			0	0.0		RCD	Kingfisher
SGRD2132	743621	892744	440	330	90	-60	249	253	4	3.4	5.2	RCD	Kingfisher
							262	277	15	12.8	0.9	RCD	Kingfisher
SGRD2133	743759	892955	422	216.2	90	-60	167	170	3	2.6	3.7	RCD	Kingfisher
							175	195	20	17.0	3.3	RCD	Kingfisher
						incl	186	187	1	0.9	26.9	RCD	Kingfisher
							202	207	5	4.3	3.6	RCD	Kingfisher
						incl	202	203	1	0.9	11.8	RCD	Kingfisher
SGRD2134	743805	893004	409	150.2	90	-60	NSI					RCD	Kingfisher
SGRD2135	743631	892500	414	220	90	-60			0	0.0		RCD	Kingfisher
SGRD2136	743792	892955	417	160.2	90	-60	127	145	18	15.3	4.1	RCD	Kingfisher
						incl	131	132	1	0.9	18.9	RCD	Kingfisher
						and	138	139	1	0.9	19.7	RCD	Kingfisher
SGRD2137	743719	892906	429	260.2	90	-60			0	0.0		RCD	Kingfisher
SGRD2138	743580	892500	426	290	90	-60			0	0.0		RCD	Kingfisher
SGRD2139	743584	892546	430	340	90	-60			0	0.0		RCD	Kingfisher
SGRC2141	743780	892550	399	80	90	-60	NSI					RC	Kingfisher
SGRC2142	743755	892500	401	80	90	-60	NSI					RC	Kingfisher
SGRC2143	743760	892450	399	84	90	-60	NSI					RC	Kingfisher
SGRC2144	743710	892350	402	80	90	-60	10	11	1	0.9	7.1	RC	Kingfisher
							32	54	22	18.7	1.0	RC	Kingfisher
							60	69	9	7.7	9.5	RC	Kingfisher
						incl	63	64	1	0.9	62.0	RC	Kingfisher
SGRC2145	743735	892400	400	80	90	-60	NSI					RC	Kingfisher
SGRD1667	743780	892802	407	160.1	90	-60	77	79	2	1.7	3.2	RCD	Kingfisher
							84	94	10	8.5	1.1	RCD	Kingfisher
							98	105	7	6.0	1.2	RCD	Kingfisher
SGRD1723	743785	892700	406	100	90	-60	19	32	13	11.1	0.9	RCD	Kingfisher
SGRC1797	743835	892858	415	100	90	-60	14	27	13	11.1	1.0	RC	Kingfisher
							46	52	6	5.1	1.3	RC	Kingfisher
SGRD1830	743807	892750	403	82	90	-60	17	29	12	10.2	1.2	RCD	Kingfisher
							43	52	9	7.7	0.7	RCD	Kingfisher

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[3] (m)	Au (ppm)	Hole Type[4]	Area
SGRC1834	743745	892550	404	100	90	-60	26	47	21	17.9	1.0	RC	Kingfisher
SGRD1836	743720	892450	403	120	90	-60	41	68	27	23.0	2.1	RCD	Kingfisher
							60	61	1	0.9	10.4	RCD	Kingfisher
SGRD1860	743671	892350	406	130	90	-60	40	41	1	0.9	5.6	RCD	Kingfisher
							47	48	1	0.9	11.6	RCD	Kingfisher
SGRD1863	743669	892300	410	130	90	-60	67	72	5	4.3	1.2	RCD	Kingfisher

Notes:

1. EOH: End of hole

2. Depths and widths reported to nearest significant decimal place

3. NSI: No significant intercepts

4. ETW: Estimated true width

5. RC: reverse circulation drilling | DD: diamond drilling tail | RCD: reverse circulation drilling with diamond tail

Sunbird deposit

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[3] (m)	Au (ppm)	Hole Type[4]	Area
SGRD2081	742525	892585	556	420	90	-60	NSI					RCD	Sunbird
SGRD2082	742550	892435	561	310.2	90	-60	230	231	1	0.7	12.5	RCD	Sunbird
							264	271	7	4.9	8.0	RCD	Sunbird
						incl	264	265	1	0.7	40.0	RCD	Sunbird
SGRD2083	742520	892410	560	380.1	90	-60	305	307	2	1.4	3.2	RCD	Sunbird
							338	341	3	2.1	6.0	RCD	Sunbird
						incl	338	339	1	0.7	16.2	RCD	Sunbird
							359	368	9	6.3	6.6	RCD	Sunbird
						incl	360	362	2	1.4	21.4	RCD	Sunbird
SGRD2084	742550	892550	567	399.2	90	-60	348	361	13	9.1	2.9	RCD	Sunbird
						incl	351	352	1	0.7	18.9	RCD	Sunbird
SGRD2085	742490	892410	555	480.1	90	-60	387	394	7	4.9	1.3	RCD	Sunbird
							425	445	20	14.0	4.1	RCD	Sunbird
						incl	433	436	3	2.1	16.4	RCD	Sunbird
						and	437	438	1	0.7	14.0	RCD	Sunbird
SGRC2086	742540	892635	555	40	90	-60	Not Sampled					RC	Sunbird
SGRC2087	742540	892400	566	60	90	-60	Not Sampled					RC	Sunbird
SGRC2088	742540	892635	555	48	90	-60	Not Sampled					RC	Sunbird
SGRD2089	742544	892637	540	440	90	-60	387	395	8	5.6	1.0	RCD	Sunbird
SGRD2090	742541	892398	540	338.1	90	-60	281	296	15	10.5	1.4	RCD	Sunbird
SGRD2091	742490	892408	538	440.2	90	-60	409	428	19	13.3	7.2	RCD	Sunbird
						incl	410	411	1	0.7	21.4	RCD	Sunbird
						and	418	421	3	2.1	13.4	RCD	Sunbird
SGRD2092	742552	892544	553	356	90	-60	314	339	25	17.5	4.0	RCD	Sunbird
						incl	316	318	2	1.4	18.1	RCD	Sunbird
						and	335	336	1	0.7	10.3	RCD	Sunbird
						and	337	338	1	0.7	11.0	RCD	Sunbird
SGRD2093	742494	892383	538	420.2	90	-60	360	385	25	17.5	0.9	RCD	Sunbird
							394	404	10	7.0	1.7	RCD	Sunbird
							411	418	7	4.9	0.8	RCD	Sunbird

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[3] (m)	Au (ppm)	Hole Type[4]	Area
SGRD2094	742563	892636	547	390	90	-60	NSI					RCD	Sunbird
SGRD2095	742468	892376	553	480.2	90	-60	427	441	14	9.8	6.2	RCD	Sunbird
						incl	433	435	2	1.4	20.8	RCD	Sunbird
						and	437	439	2	1.4	15.2	RCD	Sunbird
SGRD2096	742550	892785	540	430.1	90	-60	385	415	30	21.0	2.8	RCD	Sunbird
						incl	404	405	1	0.7	10.3	RCD	Sunbird
						and	406	407	1	0.7	21.9	RCD	Sunbird
						and	408	409	1	0.7	11.3	RCD	Sunbird
SGRD2097	742556	892859	524	456.2	90	-60	397	405	8	5.6	1.0	RCD	Sunbird
							411	423	12	8.4	3.9	RCD	Sunbird
						incl	413	414	1	0.7	17.7	RCD	Sunbird
						and	415	416	1	0.7	16.5	RCD	Sunbird
SGRD2098	742497	892357	557	420.2	90	-60	344	362	18	12.6	3.5	RCD	Sunbird
						incl	347	348	1	0.7	13.7	RCD	Sunbird
						and	361	362	1	0.7	10.9	RCD	Sunbird
							385	394	9	6.3	1.5	RCD	Sunbird
SGRD2099	742485	892334	545	447.2	90	-60	372	386	14	9.8	2.0	RCD	Sunbird
							397	425	28	19.6	20.4	RCD	Sunbird
						incl	402	403	1	0.7	390.8	RCD	Sunbird
						and	422	423	1	0.7	156.8	RCD	Sunbird
							431	435	4	2.8	18.0	RCD	Sunbird
						incl	434	435	1	0.7	66.9	RCD	Sunbird
SGRD2200	742520	892675	544	480	90	-60	321	322	1	0.7	20.4	RCD	Sunbird
							377	378	1	0.7	108.2	RCD	Sunbird
							428	451	23	16.1	2.9	RCD	Sunbird
						incl	450	451	1	0.7	10.4	RCD	Sunbird
SGRD2201	742465	892310	569	465.2	90	-60	366	377	11	7.7	3.6	RCD	Sunbird
						incl	369	370	1	0.7	33.1	RCD	Sunbird
							402	407	5	3.5	1.8	RCD	Sunbird
							437	450	13	9.1	1.7	RCD	Sunbird
							462	463	1	0.7	45.2	RCD	Sunbird
SGRD2202	742445	892275	573	513.2	90	-60	395	405	10	7.0	1.2	RCD	Sunbird
							409	414	5	3.5	1.3	RCD	Sunbird
							484	504	20	14.0	6.2	RCD	Sunbird
						incl	486	487	1	0.7	15.9	RCD	Sunbird
						and	489	490	1	0.7	15.6	RCD	Sunbird
						and	498	499	1	0.7	19.7	RCD	Sunbird
SGRD2203	742545	892685	553	450.1	90	-60	404	428	24	16.8	2.0	RCD	Sunbird
SGRD2204	742540	892510	563	400.1	90	-60	333	350	17	11.9	1.1	RCD	Sunbird

Notes:

1. EOH: End of hole

2. NSI: No significant intercepts

3. ETW: Estimated true width

4. Depths and widths reported to nearest significant decimal place

5. RC: reverse circulation drilling | DD: diamond drilling tail | RCD: reverse circulation drilling with diamond tail

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